Exhibit 21.1

SUBSIDIAIRES OF ERAYAK POWER
SOLUTION GROUP INC.

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Erayak Power Solution Limited	British Virgin Islands	June 17, 2019	100%
Erayak Power Solution Hong Kong Limited	Hong Kong SAR	June 26, 2019	100%
Wenzhou Wenjie Information Technology Co. Ltd.	People’s Republic of China	December 11, 2019	100%
Zhejiang Leiya Electronics Co. Ltd.	People’s Republic of China	March 5, 2009	100%
Wenzhou New Focus Technology & Electronic Co., Ltd.	People’s Republic of China	November 21, 2012	100%